SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 3, 2016
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

PRESS RELEASE

CSN Successfully Regains Compliance with NYSE Minimum Share Price Listing Requirement

Companhia Siderúrgica Nacional (the “Company”) announces that, on March 1, 2016 it received notice from the New York Stock Exchange (“NYSE”) informing that the Company has successfully regained compliance with the NYSE´s continued listing standard that requires a minimum average closing price of $1 per share over 30 consecutive trading days.

On February 22, 2016, the Company informed the market that it was notified by the NYSE that the price of the Company´s American Depositary Shares (“ADSs”), each representing one common share of the Company, had fallen below the NYSE´s minimum share price continued listing standard and that the Company had six months to resume compliance in order to continue trading on the NYSE.

At the close of trading on February 29, 2016, however, the average closing price of the Company´s ADSs for the previous 30 trading days was above $1.00 per ADS. Accordingly, CSN is now in full compliance with NYSE´s listing standards.

São Paulo, March 3, 2016.

________________________________________________________

Paulo Rogério Caffarelli

Executive Officer

Companhia Siderúrgica Nacional

1
Escritório Central Av. Brigadeiro Faria Lima, 3400 – 20º andar - Edificio Financial Faria Lima Center Cep: 04538-132 - São Paulo - SP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 3, 2016

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Paulo Rogério Caffarelli
Paulo Rogério Caffarelli Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.